[Letterhead of Quest Diagnostics Incorporated]

April 9, 2010

Via EDGAR and Telecopier to (703) 813-6963
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.

Re:	Quest Diagnostics Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 17, 2010
File No. 001-12215

Dear Mr. Reynolds:

We acknowledge receipt of your letter dated March 29, 2010 to Dr. Surya Mohapatra of Quest Diagnostics Incorporated (the "Company") regarding the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Form 10-K filing identified above. Set forth below is the Company's response to the Staff's comment.

Part IV
Item 15. Exhibits and Financial Statement Schedules

1.	We note that you failed to include the exhibits, schedules, or annexes to some of your filed exhibits. Please file a complete copy of Exhibit 10.1 and Exhibit 10.5 with your next Exchange Act report.

Response: The Company acknowledges the Staff’s comment and will file a complete copy of Exhibit 10.1 and 10.5 with its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010. However, the Company may seek confidential treatment with respect to aspects of the annexes, schedules or exhibits to such Exhibits.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company further acknowledges that Staff comments, or any changes made to the Company’s disclosure in response to Staff comments, do not foreclose the Commission from taking any further action with respect to the Company’s filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s response, or if you require additional information, please feel free to contact me at 973-520-2116.

Very truly yours,

/s/ William J. O’Shaughnessy, Jr.
William J. O’Shaughnessy, Jr.
Assistant General Counsel and
Corporate Secretary

Cc:	Damon Colbert, U.S. Securities and Exchange Commission
Surya N. Mohapatra, Chairman of the Board, President and Chief Executive Officer
Robert A. Hagemann, Senior Vice President and Chief Financial Officer
Michael E. Prevoznik, Senior Vice President and General Counsel
Stephen T. Giove, Shearman & Sterling, LLP
Donald T. Brenner, PricewaterhouseCoopers LLP